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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Arbor Realty Trust, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
038923108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	038923108	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,003,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,003,000

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,003,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	038923108	Page	3	of	5 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Michigan, United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Arbor Realty Trust, Inc. (“ART”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

Item 2(a).	Names of Persons Filing:

C. Michael Kojaian; Kojaian Ventures, L.L.C.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

39400 N. Woodward Avenue
Suite #250
Bloomfield Hills, MI 48304

Item 2(c).	Citizenship:

C. Michael Kojaian: United States of America; Kojaian Ventures, L.L.C.: Michigan

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

038923108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

N/A

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Mr. Kojaian owns 3,000 shares of common stock directly. Mr. Kojaian indirectly beneficially owns 1,000,000 shares of common stock held by Kojaian Ventures, L.L.C., the sole members of which are Mr. Kojaian and Kojaian Ventures-MM, Inc. of which Mr. Kojaian is the sole stockholder.

(b)	Percent of Class:

C. Michael Kojaian owns 5.8% and Kojaian Ventures, L.L.C. owns 5.8%.

(c)	As of December 31, 2006, C. Michael Kojaian had the sole power to vote or to direct the vote of 1,003,000 shares of common stock and had the sole power to dispose or to direct the disposition of 1,003,000 shares of common stock. As of such date, C. Michael Kojaian had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

As of December 31, 2006, Kojaian Ventures, L.L.C. had the shared power to vote or to direct the vote of 1,000,000 shares of common stock and had the shared power to dispose or to direct the disposition of 1,000,000 shares of common stock. As of such date, Kojaian Ventures, L.L.C. had no sole power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

/s/ C. Michael Kojaian
C. Michael Kojaian

KOJAIAN VENTURES, L.L.C.
By:	Kojaian Ventures-MM, Inc.,
the Manager of Kojaian Ventures, L.L.C.

By:	/s/ C. Michael Kojaian
	Name:	C. Michael Kojaian
	Title:	President